INNEXUS BIOTECHNOLOGY INC.

200 Granville Square, Suite 2760 – 200 Granville Street,

Vancouver, BC V6C 1S4

1-877-990-8382

NEWS RELEASE

Trading Symbol: TSX V: IXS

OTCBB: IXSBF

No. 06-07

April 10, 2006

InNexus Biotechnology Announces

InNexus Biotechnology and Affimed Therapeutics AG are to Collaborate

Terms on Cross-License Agreed to for SuperAntibody Versions of Affimed Antibodies

Vancouver, British Columbia, Scottsdale, Arizona and Heidelberg, Germany, (April 10th, 2006) – InNexus Biotechnology, Inc. (TSX.V: IXS, OTCBB: IXSBF) and Affimed Therapeutics today announced a collaboration utilizing Affimed’s antibodies and InNexus’ SuperAntibody antibody enhancement drug development platform.  Under terms of the agreement, the companies will complete feasibility studies and InNexus will have a right to license one of Affimed’s antibodies while Affimed will have the right to license SuperAntibody Technology for one antibody.  Exercise of rights are expected to trigger payments in the form of licensing fees, milestone payments and sales royalty.

“This is a unique product development opportunity for both companies, leveraging Affimed’s antibody generating capability with the potency-enhancing SuperAntibody Technology of InNexus,” said Dr. Charles Morgan, President & Chief Scientific Officer of InNexus, “This is a win-win relationship and provides us with the first candidate, targeting colon cancer, to enter our SuperAntibody Bioequivalent Program.”  InNexus’ SuperAntibody Bioequivalent Program, as recently announced, will produce SuperAntibody versions of existing FDA-cleared antibodies.

Dr. Melvyn Little, Chief Scientific Officer of Affimed said, “We are very impressed with the SuperAntibody technology of InNexus and this agreement will allow us to develop superior products based on full length antibodies with high market values. Affimed’s own antibody formats, in particular our proprietary TandAb technology using tetravalent bispecific antibodies to recruit immune effector cells for lysing tumor cells are complimented by this collaboration.”

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus. InNexus is headquartered in Vancouver, British Columbia with principle management based in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please telephone Gail Thurston, VP Corporate Development at (877) 990-8382 or visit www.innexusbiotech.com.

About Affimed

Affimed is a private Heidelberg, Germany based biopharmaceutical company specialising in the development of recombinant antibodies - the fastest growing segment of the pharmaceutical industry. Affimed was founded in May 2000 by Professor Melvyn Little as a spin-off of his group “Recombinant Antibodies“ at the German Cancer Research Centre in Heidelberg. By utilizing its broad portfolio of proprietary, in-house technology platforms together with crucial enabling freedom-to-operate licenses the company has been able to establish a pre-clinical product pipeline of promising novel product candidates mainly for indications in oncology and autoimmune diseases. Two cancer products are in advanced pre-clinical development. Further products are being developed in a partnership with Syngenta Biopharma.  To learn more about Affimed please visit www.affimed.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company's proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“Alton Charles Morgan”

Dr. Alton Charles Morgan

President & CEO

To contact us: Telephone:  (877) 990-8382 / Email: business@innexusbiotech.com / Investor Relations: Telephone: (866) 990-8382 / Email: investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

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